UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 19 April 2016

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Media Release

Gold Fields Operating Update
March 2016 Quarter



JOHANNESBURG. 19 April 2016 Gold Fields Limited (NYSE & JSE: GFI) is pleased to provide an operational update for the quarter ended 31 March 2016. Detailed financial and operational results are provided on a six-monthly basis i.e. at the end of June and December.

| | | UNITED STATES DOLLARS | | |
| | | Quarter | | |
Key Statistics		March 2016	December 2015	March 2015
Gold produced*	oz (000)	515	566	501
Tonnes milled/treated	000	8,589	8,386	8,173
Revenue	US$/oz	1,192	1,092	1,198
Operating costs	US$/tonne	40	41	44
All-in sustaining costs	US$/oz	961	929	1,143
Total all-in cost	US$/oz	986	942	1,164

*All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.

All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).

Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 5 per cent of Group production.

Stock data for the 3 months ended 31 March 2016

		NYSE – (GFI)	
Number of shares in issue		Range – Quarter	US$2.86 – US$4.56
– at end March 2016	781,387,425	Average Volume – Quarter	7,257,014 shares/day
– average for the quarter	778,124,367		
Free Float	100 per cent	**JSE Limited – (GFI)**	
ADR Ratio	1:1	**Range – Quarter**	ZAR43.50 – ZAR69.50
Bloomberg/Reuters	GFISJ/GFLJ.J	**Average Volume – Quarter**	3,478,107 shares/day

Statement by Nick Holland, Chief Executive Officer of Gold Fields

OVERVIEW AND UPDATE

Gold Fields has had a solid start to 2016. Attributable equivalent gold production for the quarter was 3% higher YoY (9% lower QoQ) at 515koz, but importantly tracking FY16 guidance. Encouragingly, all eight operations exceeded their planned production for the quarter. All-in sustaining costs (AISC) were 16% lower YoY (3% higher QoQ) at US$961/oz and all-in costs (AIC) were 15% lower YoY (5% higher QoQ) at US$986/oz. Both AISC and AIC are tracking below the cost guidance for the full year provided in February 2016. The average US$ gold price achieved was largely unchanged YoY at US$1,192/oz, but was 9% or US$100/oz higher QoQ. The average Australian dollar for the quarter was 0.72 (9% weaker YoY and flat QoQ), while the average rand for the quarter was 15.79 (35% weaker YoY and 12% weaker QoQ).

Q1 2016 operational performance

Despite being a seasonally weak quarter for South African mines, South Deep managed to absorb some of the impact of the Christmas holidays due to production from voluntary shifts worked over the holiday period. Production from the mine was 75% higher YoY and only 7% lower QoQ at 64koz. Consequently, AIC was 20% lower YoY and 18% higher QoQ in rand terms (largely due to lower production) at R616,706/kg (US$1,215/oz). The transition to high profile (HP) destress mining, which commenced in H2 2015, progressed during Q1 2016, increasing 51% QoQ to 4,517 square meters. HP destress accounted for 44% of total destress meters at the mine in Q1 2016.

Managed production in Ghana for Q1 2016 was 181koz, up 4% YoY (down 3% QoQ), with AIC of US$1,028/oz, down 21% YoY (up 11% QoQ). Gold equivalent production at Cerro Corona was down 6% YoY (5% QoQ) at 63koz, with AIC of US$709 per equivalent ounce, down 34% QoQ (up 6% YoY). The Australian region produced 225koz for the quarter, down 7% YoY (down 14% QoQ), with AIC of A$1,254/oz (US$904/oz), up 1% YoY (9% QoQ) in A$ terms.

The evaluation of various options for our Damang mine in Ghana are ongoing. We are on track to make a decision and provide an update to the market by mid-year.

Strengthening the balance sheet

In February 2016, we bought back US$148m of our US$1bn 4.875% guaranteed notes due 7 October 2020 through a tender offer, utilising our existing available revolving credit facilities, at 88% of nominal value.

Subsequently, in March, we successfully completed a R2.3bn (US$150m) accelerated equity raising by way of a private placement to institutional investors. The net proceeds from the Placing was applied to the existing US$ revolving credit facility that was utilised to purchase the Notes.

The net effect of these transactions, is a reduction in the net debt to EBITDA ratio, on a pro forma basis, from 1.38x to 1.21x, as at 31 December 2015, which moves us closer to achieving one of our key strategic objectives of net debt to EBITDA of 1.0x.

Development agreement concluded in Ghana

One of the key highlights of the quarter, was the conclusion of a development agreement with the Government of Ghana for both Tarkwa and Damang. We commend the Government of Ghana for creating a fair and competitive environment in the country. This important step provides the platform for targeting many years of sustainable production by Gold Fields in Ghana. The highlights of the agreement include:

- A reduction in the corporate tax rate from 35.0% to 32.5%, effective 17 March 2016; and
- A change in the royalty rate from a flat 5% of revenue to a sliding scale royalty based on the gold price, with effect from 1 January 2017, which would be 3% of revenue up to a gold price of US$1,300/oz.

Success in native title appeal

At the end of the quarter, the Full Court of the Federal Court of Australia overturned a July 2014 Federal Court decision that the re-grant of certain tenements to St Ives in 2004 by the State was not compliant with the correct processes in the Native Title Act 1993 (Cth). The decision provides clarity on the status of our tenements and we will continue to openly engage with the Ngadju People, and all other community stakeholders in relation to our operations in Australia.

FY16 outlook intact

Guidance for attributable equivalent gold production for the Group for 2016 remains unchanged at between 2.05Moz and 2.10Moz. AISC is expected to be between US$1,000/oz and US$1,010/oz and AIC is expected to be between US$1,035/oz and US$1,045/oz.

2016 Reviewed Mining Charter

Gold Fields has noted the publication on Friday, 15 April 2016, by the Minister of Mineral Resources of a reviewed draft of the Broad-based socio-economic empowerment charter for the South African mining industry that has been prepared by the Department of Mineral Resources (DMR). Although the mining industry was not consulted prior to its publication, Gold Fields will engage with the DMR, through the Chamber and appropriate structures, during the consultation period which ends on 31 May 2016.

N.J. Holland
Chief Executive Officer
19 April 2016

Salient feature and cost benchmarks

Salient features and cost benchmarks for the quarters ended 31 March 2016, 31 December 2015 and 31 March 2015

UNITED STATES DOLLARS		Total Mine Operations	South Africa Region South Deep	West Africa Region Ghana Total	Tarkwa	Damang	South America Region Peru Cerro Corona
Operating Results							
Ore milled/treated (000 tonnes)	**March 2016**	**8,589**	**543**	**4,536**	**3,497**	**1,039**	**1,751**
	December 2015	8,386	549	4,361	3,299	1,062	1,727
	March 2015	8,173	262	4,402	3,385	1,017	1,597
Yield (grams per tonne)	**March 2016**	**1.9**	**3.6**	**1.2**	**1.2**	**1.2**	**1.1**
	December 2015	2.2	3.9	1.3	1.4	1.3	1.2
	March 2015	2.0	4.3	1.2	1.2	1.2	1.3
Gold produced (000 managed equivalent ounces)	**March 2016**	**533.1**	**63.6**	**181.1**	**139.5**	**41.7**	**62.9**
	December 2015	585.0	68.1	187.6	144.8	42.9	66.2
	March 2015	519.1	36.3	174.8	135.8	39.0	66.6
Gold sold (000 managed equivalent ounces)	**March 2016**	**531.7**	**63.6**	**181.1**	**139.5**	**41.7**	**61.6**
	December 2015	586.3	68.1	187.6	144.8	42.9	67.5
	March 2015	508.9	36.3	174.8	135.8	39.0	56.4
Net operating costs (dollar million)	**March 2016**	**(331.0)**	**(58.5)**	**(121.6)**	**(78.0)**	**(43.5)**	**(32.8)**
	December 2015	(342.2)	(61.1)	(117.8)	(72.8)	(45.0)	(38.5)
	March 2015	(366.0)	(54.2)	(125.4)	(81.6)	(43.8)	(28.4)
Operating costs (dollar per tonne)	**March 2016**	**40**	**108**	**29**	**25**	**42**	**18**
	December 2015	41	111	28	24	42	21
	March 2015	44	207	29	25	44	21
All-in-sustaining costs (dollar per ounce)	**March 2016**	**949**	**1,183**	**1,028**	**994**	**1,139**	**386**
	December 2015	920	1,095	925	799	1,361	1,285
	March 2015	1,137	1,929	1,299	1,299	1,299	493
Total all-in-cost (dollar per ounce)	**March 2016**	**953**	**1,215**	**1,028**	**994**	**1,139**	**386**
	December 2015	927	1,156	925	799	1,361	1,285
	March 2015	1,146	2,055	1,299	1,299	1,299	493
Sustaining capital expenditure (dollar million)	**March 2016**	**(139.1)**	**(14.6)**	**(48.5)**	**(47.8)**	**(0.6)**	**(5.2)**
	December 2015	(155.1)	(13.2)	(37.5)	(34.6)	(2.8)	(27.6)
	March 2015	(170.2)	(14.1)	(88.6)	(84.5)	(4.1)	(6.5)
Non sustaining capital expenditure (dollar million)	**March 2016**	**(2.0)**	**(2.0)**	**-**	**-**	**-**	**-**
	December 2015	(4.2)	(4.2)	-	-	-	-
	March 2015	(4.6)	(4.6)	-	-	-	-
Total capital expenditure (dollar million)	**March 2016**	**(141.1)**	**(16.6)**	**(48.5)**	**(47.8)**	**(0.6)**	**(5.2)**
	December 2015	(159.3)	(17.4)	(37.5)	(34.6)	(2.8)	(27.6)
	March 2015	(174.7)	(18.7)	(88.6)	(84.5)	(4.1)	(6.5)

		UNITED STATES DOLLARS Australia Region					AUSTRALIAN DOLLARS Australia Region					SOUTH AFRICAN RAND South Africa Region
		Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	Total	St Ives	Agnew/ Lawlers	Darlot	Granny Smith	South Deep
Operating Results												
Ore milled/treated (000 tonnes)	**March 2016**	**1,759**	**997**	**284**	**100**	**378**	**1,759**	**997**	**284**	**100**	**378**	**543**
	December 2015	1,749	974	298	118	359	1,749	974	298	118	359	549
	March 2015	1,912	1,144	312	86	370	1,912	1,144	312	86	370	262
Yield (grams per tonne)	**March 2016**	**4.0**	**2.7**	**5.7**	**5.8**	**5.6**	**4.0**	**2.7**	**5.7**	**5.8**	**5.6**	**3.6**
	December 2015	4.7	3.2	6.9	6.5	6.3	4.7	3.2	6.9	6.5	6.3	3.9
	March 2015	3.9	2.7	5.9	4.0	6.1	3.9	2.7	5.9	4.0	6.1	4.3
Gold produced (000 managed equivalent ounces)	**March 2016**	**225.4**	**87.0**	**52.1**	**18.7**	**67.5**	**225.4**	**87.0**	**52.1**	**18.7**	**67.5**	**1,978**
	December 2015	263.0	100.4	65.7	24.6	72.4	263.0	100.4	65.7	24.6	72.4	2,119
	March 2015	241.4	98.7	59.6	11.2	72.0	241.4	98.7	59.6	11.2	72.0	1,129
Gold sold (000 managed equivalent ounces)	**March 2016**	**225.4**	**87.0**	**52.1**	**18.7**	**67.5**	**225.4**	**87.0**	**52.1**	**18.7**	**67.5**	**1,978**
	December 2015	263.0	100.4	65.7	24.6	72.4	263.0	100.4	65.7	24.6	72.4	2,119
	March 2015	241.4	98.7	59.6	11.2	72.0	241.4	98.7	59.6	11.2	72.0	1,129
Net operating costs* (million)	**March 2016**	**(118.1)**	**(35.1)**	**(34.6)**	**(15.5)**	**(32.9)**	**(163.9)**	**(48.8)**	**(48.0)**	**(21.4)**	**(45.6)**	**(924.3)**
	December 2015	(124.8)	(45.6)	(31.2)	(14.3)	(33.7)	(175.7)	(64.6)	(44.0)	(20.0)	(47.3)	(857.3)
	March 2015	(158.0)	(68.3)	(37.2)	(14.6)	(37.9)	(200.2)	(86.6)	(47.1)	(18.6)	(48.0)	(634.4)
Operating costs (dollar per tonne)	**March 2016**	**71**	**43**	**119**	**155**	**86**	**98**	**59**	**164**	**215**	**120**	**1,702**
	December 2015	73	48	113	123	90	102	67	159	172	126	1,567
	March 2015	73	47	117	173	90	92	60	148	219	115	2,421
All-in-sustaining costs (dollar per ounce)	**March 2016**	**904**	**852**	**1,106**	**1,105**	**759**	**1,254**	**1,182**	**1,536**	**1,534**	**1,054**	**600,563**
	December 2015	819	836	828	817	787	1,146	1,171	1,160	1,142	1,101	495,833
	March 2015	978	1,029	951	1,757	810	1,240	1,304	1,206	2,226	1,027	726,648
Total all-in-cost (dollar per ounce)	**March 2016**	**904**	**852**	**1,106**	**1,105**	**759**	**1,254**	**1,182**	**1,536**	**1,534**	**1,054**	**616,706**
	December 2015	819	836	828	817	787	1,146	1,171	1,160	1,142	1,101	522,642
	March 2015	978	1,029	951	1,757	810	1,240	1,304	1,206	2,226	1,027	774,335
Sustaining capital* (million)	**March 2016**	**(70.8)**	**(32.7)**	**(19.6)**	**(4.0)**	**(14.5)**	**(98.2)**	**(45.4)**	**(27.2)**	**(5.6)**	**(20.1)**	**(230.1)**
	December 2015	(76.9)	(32.4)	(20.1)	(4.9)	(19.5)	(106.6)	(44.8)	(27.9)	(6.8)	(27.0)	(184.4)
	March 2015	(61.0)	(25.1)	(16.1)	(4.1)	(15.7)	(77.3)	(31.8)	(20.4)	(5.2)	(19.9)	(165.0)
Non-sustaining capital* (million)	**March 2016**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(31.9)**
	December 2015	-	-	-	-	-	-	-	-	-	-	(59.0)
	March 2015	-	-	-	-	-	-	-	-	-	-	(54.1)
Total capital expenditure* (million)	**March 2016**	**(70.8)**	**(32.7)**	**(19.6)**	**(4.0)**	**(14.5)**	**(98.2)**	**(45.4)**	**(27.2)**	**(5.6)**	**(20.1)**	**(262.0)**
	December 2015	(76.9)	(32.4)	(20.1)	(4.9)	(19.5)	(106.6)	(44.8)	(27.9)	(6.8)	(27.0)	(243.4)
	March 2015	(61.0)	(25.1)	(16.1)	(4.1)	(15.7)	(77.3)	(31.8)	(20.4)	(5.2)	(19.9)	(218.5)

Average exchange rates were US$1 = R15.79, US$1 = R14.08 and US$1 = R11.71 for the March 2016, December 2015 and March 2015 quarters respectively.
The Australian/US dollar exchange rates were A$1 = US$0.72, A$1 = US$0.72 and A$1 = US$0.79 for the March 2016, December 2015 and March 2015 quarters respectively.
Figures may not add as they are rounded independently.
* In local currency

Review of Operations

Quarter ended 31 March 2016 compared with quarter ended 31 December 2015

South Africa region

South Deep Project

		March 2016	Dec 2015
Gold produced	000'oz	**63.6**	68.1
	kg	**1,978**	2,119
Yield – underground reef	g/t	**5.91**	5.21
AISC	R/kg	**600,563**	495,833
	US$/oz	**1,183**	1,095
AIC	R/kg	**616,706**	522,642
	US$/oz	**1,215**	1,156

Gold production decreased by 7 per cent from 2,119 kilograms (68,100 ounces) in the December quarter to 1,978 kilograms (63,600 ounces) in the March quarter due to lower volumes mined as a result of the extended Christmas break, partially offset by increased grades.

Total tonnes milled decreased by 1 per cent from 549,000 tonnes in the December quarter to 543,000 tonnes in the March quarter. Total tonnes milled in the March quarter included 23,000 tonnes of underground waste mined and 187,500 tonnes of surface tailings material compared with 23,000 tonnes of underground waste mined and 122,300 tonnes of surface tailings material in the December quarter. Underground reef yield increased by 13 per cent from 5.21 grams per tonne to 5.91 grams per tonne due to improved grades towards the end of the quarter.

Development decreased by 10 per cent from 1,443 metres in the December quarter to 1,292 metres in the March quarter. New mine capital development (phase one, sub 95 level) decreased by 20 per cent from 314 metres in the December quarter to 252 metres in the March quarter. Development in the current mine areas in 95 level and above decreased by 8 per cent from 1,129 metres to 1,040 metres. Destress mining increased by 38 per cent from 7,357 square metres in the December quarter to 10,158 square metres in the March quarter. High profile destress mining improved by 51 per cent from 2,990 square metres to 4,517 square metres. Low profile destress mining improved by 29 per cent from 4,367 square metres to 5,641 square metres. The high profile and low profile methods contributed 44 per cent and 56 per cent, respectively, to total destress.

The current mine (95 level and above) contributed 64 per cent of the ore tonnes in the March quarter, while the new mine (below 95 level) contributed 36 per cent. The long-hole stoping method accounted for 46 per cent of total ore tonnes mined compared with 39 per cent in the December quarter.

Operating costs increased by 8 per cent from R857 million (US$61 million) to R924 million (US$59 million), mainly due to higher bonuses paid and overtime worked during the Christmas break.

Capital expenditure increased by 8 per cent from R243 million (US$17 million) to R262 million (US$17 million) as a result of higher spending on fleet and the upgrade of the Twin shaft man winder.

Sustaining capital expenditure increased from R184 million (US$13 million) in the December quarter to R230 million (US$15 million) in the March quarter due to additional fleet and the refurbishment of the Twin shaft man winder. Non-sustaining capital expenditure decreased from R59 million (US$4 million) in the December quarter to R32 million (US$2 million) in the March quarter.

All-in sustaining costs increased by 21 per cent from R495,833 per kilogram (US$1,095 per ounce) in the December quarter to R600,563 per kilogram (US$1,183 per ounce) in the March quarter mainly due to increased operating costs, higher sustaining capital expenditure and a decrease in gold sold.

Total all-in cost increased by 18 per cent from R522,642 per kilogram (US$1,156 per ounce) in the December quarter to R616,706 per kilogram (US$1,215 per ounce) in the March quarter due to the same reasons as for all-in-sustaining costs.

West Africa region

GHANA

Tarkwa

		March 2016	Dec 2015
Gold produced	000'oz	**139.5**	144.8
Yield	g/t	**1.24**	1.36
AISC and AIC	US$/oz	**994**	799

Gold production decreased by 4 per cent from 144,800 ounces in the December quarter to 139,500 ounces in the March quarter due to a planned decreased head grade.

Total tonnes mined, including capital stripping, increased by 10 per cent from 23.0 million tonnes in the December quarter to 25.3 million tonnes in the March quarter. Ore tonnes mined decreased by 6 per cent from 3.6 million tonnes to 3.4 million tonnes. Operational waste tonnes mined increased by 5 per cent from 8.2 million tonnes to 8.6 million tonnes while capital waste tonnes mined increased by 19 per cent from 11.2 million tonnes to 13.3 million tonnes. Head grade mined decreased from 1.45 grams per tonne to 1.41 grams per tonne. The strip ratio increased from 5.5 to 6.6.

The CIL plant throughput increased by 6 per cent from 3.30 million tonnes in the December quarter to 3.50 million tonnes in the March quarter. Realised yield decreased from 1.36 grams per tonne to 1.24 grams per tonne due to lower head grades mined and processed as well as a build-up of gold-in-process.

Net operating costs, including gold-in-process movements, increased by 7 per cent from US$73 million to US$78 million in line with the higher volumes mined.

Capital expenditure increased by 37 per cent from US$35 million to US$48 million mainly due to higher capital waste mined.

All-in sustaining costs and total all-in cost increased by 24 per cent from US$799 per ounce in the December quarter to US$994 per ounce in the March quarter due to lower gold sold, higher capital expenditure and higher net operating costs.

Damang

		March 2016	Dec 2015
Gold produced	000'oz	**41.7**	42.9
Yield	g/t	**1.25**	1.26
AISC and AIC	US$/oz	**1,139**	1,361

Gold production decreased by 3 per cent from 42,900 ounces in the December quarter to 41,700 ounces in the March quarter mainly due to lower tonnes mined and processed.

Total tonnes mined, including capital stripping, decreased by 6 per cent from 4.9 million tonnes in the December quarter to 4.6 million tonnes in the March quarter due to lower excavator availability.

Ore tonnes mined decreased by 20 per cent from 1.0 million tonnes to 0.8 million tonnes. Total waste tonnes mined decreased by 3 per cent from 3.9 million tonnes in the December quarter to 3.8 million tonnes in the March quarter. Head grade mined increased from 1.43 grams per tonne to 1.46 grams per tonne. The strip ratio increased from 3.8 to 4.5.

Yield decreased from 1.26 grams per tonne to 1.25 grams per tonne.

Tonnes processed decreased by 2 per cent from 1.06 million tonnes in the December quarter to 1.04 million tonnes in the March.

Net operating costs, including gold-in-process movements, decreased by 2 per cent from US$45 million to US$44 million, mainly due to a US$1 million gold-in-process charge to cost in the December quarter compared with US$nil million in the March quarter.

Capital expenditure decreased by 67 per cent from US$3 million to US$1 million with the majority spent on capital stripping.

All-in sustaining costs and total all-in cost decreased by 16 per cent from US$1,361 per ounce in the December quarter to US$1,139 per ounce in the March quarter mainly due to lower capital expenditure.

South America region

PERU

Cerro Corona

		March 2016	Dec 2015
Gold produced	000'oz	**34.8**	36.8
Copper produced	tonnes	**7,051**	6,645
Total equivalent gold produced	000' eqoz	**62.9**	66.2
Total equivalent gold sold	000' eqoz	**61.6**	67.5
Yield – gold	g/t	**0.64**	0.69
– copper	per cent	**0.42**	0.40
– combined	eq g/t	**1.12**	1.19
AISC and AIC	US$/oz	**386**	1,285
AISC and AIC	US$/eq oz	**709**	1,073
Gold price*	US$/oz	**1,167**	1,110
Copper price*	US$/t	**4,656**	4,914

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 5 per cent from 36,800 ounces in the December quarter to 34,800 ounces in the March quarter. Copper production increased by 6 per cent from 6,645 tonnes to 7,051 tonnes. Equivalent gold production decreased by 5 per cent from 66,200 ounces to 62,900 ounces. The decrease in gold production was due to lower head grade treated, in line with the mine sequencing and the planned production schedule for the March quarter. Gold head grade decreased from 0.97 grams per tonne to 0.94 grams per tonne and copper head grade increased from 0.47 per cent to 0.49 per cent. Gold recoveries decreased from 71.4 per cent to 68.5 per cent and copper recoveries were similar at 85.4 per cent. As a result, gold yield decreased from 0.69 grams per tonne to 0.64 grams per tonne and copper yield increased from 0.40 per cent to 0.42 per cent.

In the March quarter, concentrate with a payable content of 33,939 ounces of gold was sold at an average price of US$1,133 per ounce and 6,982 tonnes of copper was sold at an average price of US$3,847 per tonne, net of treatment and refining charges. This compared with 37,622 ounces of gold that was sold at an average price of US$1,109 per ounce and 6,770 tonnes of copper that was sold at an average price of US$4,229 per tonne, net of treatment and refining charges, in the December quarter. Total equivalent gold sales decreased by 9 per cent from 67,500 ounces to 61,600 ounces mainly due to lower gold content and lower copper price factor.

Total tonnes mined increased by 18 per cent from 3.31 million tonnes in the December quarter to 3.91 million tonnes in the March quarter. The higher tonnes mined in the March quarter were in line with the mine sequence and the planned production schedule to access new ore areas. Ore mined increased by 2 per cent from 1.72 million tonnes to 1.76 million tonnes. Operational waste tonnes mined increased by 35 per cent from 1.59 million tonnes to 2.15 million tonnes. The strip ratio increased from 0.92 to 1.23 due to higher waste mined in the March quarter.

Ore processed increased by 1 per cent from 1.73 million tonnes in the December quarter to 1.75 million tonnes in the March quarter.

Net operating costs, including gold-in-process movements, decreased by 15 per cent from US$39 million to US$33 million mainly due to higher planned maintenance at the processing plant in the December quarter.

Capital expenditure decreased by 82 per cent from US$28 million to US$5 million due to timing and less construction activities at the tailings dam as a result of the rainy season. In addition, the construction of the new camp was completed.

All-in sustaining costs and total all-in cost decreased by 70 per cent from US$1,285 per ounce in the December quarter to US$386 per ounce in the March quarter, mainly due to lower net operating costs and capital expenditure and higher copper by-product credit. All-in sustaining costs and total all-in costs per equivalent ounce decreased by 34 per cent from US$1,073 per equivalent ounce to US$709 per equivalent ounce mainly due to the same reasons as above.

Australia region

St Ives

		March 2016	Dec 2015
Gold produced	000'oz	**87.0**	100.4
Yield – underground	g/t	**4.27**	4.81
– surface	g/t	**2.49**	2.69
– combined	g/t	**2.70**	3.21
AISC and AIC	A$/oz	**1,182**	1,171
	US$/oz	**852**	836

* Heap leach produced 400 ounces, rinsed from inventory (200 ounces was rinsed in the December quarter).

Gold production decreased by 13 per cent from 100,400 ounces in the December quarter to 87,000 ounces in the March quarter primarily due to the closure of the Athena underground mine in February 2016 and a build-up of gold in circuit.

Total tonnes mined increased by 44 per cent from 7.8 million tonnes in the December quarter to 11.2 million tonnes in the March quarter.

At the underground operations, ore mined decreased by 25 per cent from 237,000 tonnes in the December quarter to 178,000 tonnes in the March quarter with the Athena mine closure in February. The reduced tonnes were partially offset by a 3 per cent increase in head grade from 5.16 grams per tonne to 5.29 grams per tonne.

At the open pit operations, total ore tonnes mined increased by 28 per cent from 660,000 tonnes in the December quarter to 844,000 tonnes in the March quarter. Grade mined decreased by 11 per cent from 3.07 grams per tonne to 2.72 grams per tonne. The increased tonnes and lower grade were primarily due to the lower grade A5 open pit coming into production during the March quarter. A5 is a small pit which is expected to supplement production while the higher grade Neptune pit is being stripped.

Operational waste tonnes mined decreased by 24 per cent from 2.1 million tonnes in the December quarter to 1.6 million tonnes in the March quarter. Capital waste tonnes mined increased by 79 per cent from 4.8 million tonnes to 8.6 million tonnes. The strip ratio increased from 10.4 to 12.1. The increased capital waste tonnes

mined were the result of the stripping campaigns at Neptune and A5 which will complement the Invincible pit as St Ives moves to a predominately open pit operation with the closure of the Athena underground mine.

Throughput at the Lefroy mill increased by 2 per cent from 974,000 tonnes in the December quarter to 997,000 tonnes in the March quarter with more open pit ore available for processing. Yield decreased from 3.21 grams per tonne to 2.71 grams per tonne in line with decreased open pit grades mined and an increase in gold in circuit of 9,200 ounces. Gold production from the Lefroy mill decreased from 100,200 ounces to 86,600 ounces.

Residual leaching and irrigation of the existing heap leach pad continued and a further 400 ounces were produced in the March quarter. This compared with 200 ounces produced in the December quarter. Since cessation of stacking activities, a total of 24,800 ounces have been produced. This process will continue until pregnant solutions become uneconomic.

Net operating costs, including gold-in-process movements, decreased by 25 per cent from A$65 million (US$46 million) to A$49 million (US$35 million), mainly due to a A$10 million (US$7 million) build-up of inventory in the March quarter compared with A$1 million (US$1 million) in the December quarter as well as reduced ore tonnes mined.

Capital expenditure was similar at A$45 million (US$33 million).

All-in sustaining costs and total all-in cost increased by 1 per cent from A$1,171 per ounce (US$836 per ounce) in the December quarter to A$1,182 per ounce (US$852 per ounce) in the March quarter due to decreased gold sold, partially offset by lower net operating costs.

Agnew/Lawlers

		March 2016	Dec 2015
Gold produced	000'oz	**52.1**	65.7
Yield	g/t	**5.70**	6.88
AISC and AIC	A$/oz	**1,536**	1,160
	US$/oz	**1,106**	828

Gold production decreased by 21 per cent from 65,700 ounces in the December quarter to 52,100 ounces in the March quarter mainly due to lower tonnes and grades mined as planned.

Ore mined from underground decreased by 19 per cent from 313,000 tonnes in the December quarter to 252,000 tonnes in the March quarter due to lower ounces mined in the New Holland mine as the mine transitions into the new Cinderella orebody. Head grade mined decreased by 11 per cent from 7.25 grams per tonne to 6.45 grams per tonne mainly due to higher grade areas being mined in the New Holland mine in the December quarter.

Tonnes processed decreased by 5 per cent from 298,000 tonnes in the December quarter to 284,000 tonnes in the March quarter due to a planned maintenance shutdown in February. The combined yield decreased from 6.88 grams per tonne to 5.70 grams per tonne due to lower grades mined and the processing of lower grade ore mined in the December quarter.

Net operating costs, including gold-in-process movements, increased by 9 per cent from A$44 million (US$31 million) to A$48 million (US$35 million) mainly due to a A$1 million (US$1 million) drawdown of inventory in the March quarter compared with a A$4 million (US$3 million) build-up in the December quarter.

Capital expenditure decreased by 4 per cent from A$28 million (US$20 million) in the December quarter to A$27 million (US$20 million) in the March quarter. The capital expenditure was primarily on capital development associated with opening up of the Fitzroy Bengal Hastings (FBH) and Cinderella ore bodies and exploration.

All-in sustaining costs and total all-in cost increased by 32 per cent from A$1,160 per ounce (US$828 per ounce) in the December quarter to A$1,536 per ounce (US$1,106 per ounce) in the March quarter due to decreased gold sold and higher net operating costs.

Darlot

		March 2016	Dec 2015
Gold produced	000'oz	**18.7**	24.6
Yield	g/t	**5.84**	6.52
AISC and AIC	A$/oz	**1,534**	1,142
	US$/oz	**1,105**	817

Gold production decreased by 24 per cent from 24,600 ounces in the December quarter to 18,700 ounces in the March quarter due to lower ore grade mined.

Ore mined from underground decreased by 3 per cent from 109,300 tonnes to 105,900 tonnes. Head grade mined decreased from 7.09 grams per tonne in the December quarter to 5.94 grams per tonne in the March quarter. The lower grades mined are consistent with the mining sequence.

Tonnes processed decreased by 15 per cent from 118,000 tonnes in the December quarter to 100,000 tonnes in the March quarter. The yield decreased from 6.52 grams per tonne to 5.84 grams per tonne due to lower grade ore mined and trial treatment of surface oxide ore. A surface oxide trial contributed 522 ounces to gold production for the March quarter.

Net operating costs, including gold-in-process movements, increased by 5 per cent from A$20 million (US$14 million) to A$21 million (US$16 million), mainly due to increased ground support costs.

Capital expenditure decreased by 14 per cent from A$7 million (US$5 million) to A$6 million (US$4 million) due to lower exploration spend.

All-in sustaining costs and total all-in cost increased by 34 per cent from A$1,142 per ounce (US$817 per ounce) in the December quarter to A$1,534 per ounce (US$1,105 per ounce) in the March quarter due to lower gold sold.

Granny Smith

		March 2016	Dec 2015
Gold produced	000'oz	**67.5**	72.4
Yield	g/t	**5.56**	6.26
AISC and AIC	A$/oz	**1,054**	1,101
	US$/oz	**759**	787

Gold production decreased by 7 per cent from 72,400 ounces in the December quarter to 67,500 ounces in the March quarter as stoping proceeded through areas of lower grade than were accessed in the December quarter, and in line with the plan.

Ore mined from underground increased by 7 per cent from 353,000 tonnes to 378,000 tonnes. Head grade mined decreased from 6.51 grams per tonne in the December quarter to 5.99 grams per tonne in the March quarter. Increased operating development advance (1,678m versus 1,423m) added lower grade ore to the total, reducing the overall grade.

Tonnes processed increased by 5 per cent from 359,000 tonnes in the December quarter to 378,000 tonnes in the March quarter in line with the increase in mined tonnes. The yield decreased from 6.26 grams per tonne to 5.56 grams per tonne due to lower head grades.

Net operating costs, including gold-in-process movements, decreased by 2 per cent from A$47 million (US$34 million) to A$46 million (US$33 million) mainly due to a A$nil million (US$nil million) drawdown of inventory in the March quarter compared with A$2 million (US$2 million) in the December quarter.

Capital expenditure decreased by 26 per cent from A$27 million (US$20 million) in the December quarter to A$20 million (US$15 million) in the March quarter. The lower expenditure related to capital mine development, exploration and the completion of the 2015 capital works programme in the December quarter. Sinking of the VR7 fresh air intake raise commenced during the March quarter. This is expected to provide an essential additional source of ventilation for the lower parts of the mine and will be supplemented by a refrigeration plant. Installation of the gas-fired power station was approaching completion at the end of the quarter. During the June quarter the operation is planned to switch over to this clean, reliable source of low cost power, with some of the existing diesel generators being used for back-up and supplementary power.

All-in sustaining costs and total all-in cost decreased by 4 per cent from A$1,101 per ounce (US$787 per ounce) in the December to A$1,054 per ounce (US$759 per ounce) in the March quarter mainly due to lower capital expenditure, partially offset by lower gold sold.

Underground and surface

UNITED STATES DOLLARS, IMPERIAL OUNCES WITH METRIC TONNES AND GRADE	Total Mine Operations	South Africa Region	West Africa Region			South America Region	Australia Region				
			Ghana			Peru	Australia				
		South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives[#]	Agnew/ Lawlers	Darlot	Granny Smith
Ore milled/treated (000 tonnes)											
– underground ore **March 2016**	**1,271**	**332**	**-**	**-**	**-**	**-**	**939**	**183**	**284**	**94**	**378**
December 2015	1,414	404	-	-	-	-	1,010	235	298	118	359
March 2015	1,388	225	-	-	-	-	1,163	395	312	86	370
– underground waste **March 2016**	**23**	**23**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
December 2015	23	23	-	-	-	-	-	-	-	-	-
March 2015	6	6	-	-	-	-	-	-	-	-	-
– surface ore **March 2016**	**7,295**	**188**	**4,536**	**3,497**	**1,039**	**1,751**	**820**	**814**	**-**	**6**	**-**
December 2015	6,949	122	4,361	3,299	1,062	1,727	739	739	-	-	-
March 2015	6,779	31	4,402	3,385	1,017	1,597	749	749	-	-	-
– total milled **March 2016**	**8,589**	**543**	**4,536**	**3,497**	**1,039**	**1,751**	**1,759**	**997**	**284**	**100**	**378**
December 2015	8,386	549	4,361	3,299	1,062	1,727	1,749	974	298	118	359
March 2015	8,173	262	4,402	3,385	1,017	1,597	1,912	1,144	312	86	370
Yield (grams per tonne)											
– underground ore **March 2016**	**5.4**	**5,9**	**-**	**-**	**-**	**-**	**5.4**	**4.3**	**5.7**	**6.0**	**5.6**
December 2015	5.8	5.2	-	-	-	-	6.1	4.8	6.9	6.5	6.3
March 2015	5.1	5.0	-	-	-	-	5.2	4.1	5.9	4.0	6.1
– underground waste **March 2016**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
December 2015	-	-	-	-	-	-	-	-	-	-	-
March 2015	-	-	-	-	-	-	-	-	-	-	-
– surface ore **March 2016**	**1.3**	**0.1**	**1.2**	**1.2**	**1.2**	**1.1**	**2.5**	**2.5**	**-**	**3.3**	**-**
December 2015	1.4	0.1	1.3	1.4	1.3	1.2	2.7	2.7	-	-	-
March 2015	1.3	-	1.2	1.2	1.2	1.3	2.0	2.0	-	-	-
– combined **March 2016**	**1.9**	**3.6**	**1.2**	**1.2**	**1.2**	**1.1**	**4.0**	**2.7**	**5.7**	**5.8**	**5.6**
December 2015	2.2	3.9	1.3	1.4	1.3	1.2	4.7	3.2	6.9	6.5	6.3
March 2015	2.0	4.3	1.2	1.2	1.2	1.3	3.9	2.7	5.9	4.0	6.1
Gold produced (000 ounces)											
– underground ore **March 2016**	**226.1**	**63.1**	**-**	**-**	**-**	**-**	**163.0**	**25.2**	**52.1**	**18.1**	**67.5**
December 2015	266.7	67.7	-	-	-	-	199.0	36.3	65.7	24.6	72.3
March 2015	230.4	35.9	-	-	-	-	194.2	51.5	59.6	11.2	72.0
– underground waste **March 2016**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
December 2015	-	-	-	-	-	-	-	-	-	-	-
March 2015	-	-	-	-	-	-	-	-	-	-	-
– surface ore **March 2016**	**307.0**	**0.5**	**181.1**	**139.5**	**41.7**	**62.9**	**62.4**	**61.8**	**-**	**0.6**	**-**
December 2015	318.4	0.5	187.6	144.8	42.9	66.2	64.1	64.1	-	-	-
March 2015	288.7	0.2	174.8	135.8	39.0	66.6	47.2	47.2	-	-	-
– total **March 2016**	**533.1**	**63.6**	**181.1**	**139.5**	**41.7**	**62.9**	**225.4**	**87.0**	**52.1**	**18.7**	**67.5**
December 2015	585.0	68.1	187.6	144.8	42.9	66.2	263.0	100.4	65.7	24.6	72.4
March 2015	519.1	36.3	174.8	135.8	39.0	66.6	241.4	98.7	59.6	11.2	72.0
Operating costs (dollar per tonne)											
– underground **March 2016**	**120**	**165**	**-**	**-**	**-**	**-**	**100**	**91**	**119**	**159**	**86**
December 2015	112	142	-	-	-	-	96	104	113	123	90
March 2015	123	235	-	-	-	-	100	80	117	173	90
– surface **March 2016**	**27**	**-**	**29**	**25**	**42**	**18**	**37**	**37**	**-**	**84**	**-**
December 2015	27	3	28	24	42	21	40	40	-	-	-
March 2015	27	-	29	25	44	21	30	30	-	-	-
– total **March 2016**	**40**	**108**	**29**	**25**	**42**	**18**	**71**	**43**	**119**	**155**	**86**
December 2015	41	111	28	24	42	21	73	48	113	123	90
March 2015	44	207	29	25	44	21	73	47	117	173	90

[#] March 2016 quarter includes 400 ounces at St Ives, from rinsing inventory at the heap leach operations.

Administration and corporate information

Corporate Secretary

Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 562 9829
e-mail: lucy.mokoka@goldfields.co.za

Registered office

JOHANNESBURG
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries

LONDON
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645

American depository receipts transfer agent

Bank of New York Mellon
BNY Mellon Shareowner Services
P O Box 358516
Pittsburgh, PA15252-8516
US toll-free telephone: +1 888 269 2377
Tel: +1 201 680 6825
e-mail: shrrelations@bnymellon.com

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Listings

JSE / NYSE: GFI
SWX: GOLI

Investor enquiries

Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.co.za

Media enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.co.za

Transfer secretaries

SOUTH AFRICA
Computershare Investor Services (Proprietary) Limited
Ground Floor
70 Marshall Street
Johannesburg
2001
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

UNITED KINGDOM
Capita Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300 [calls cost 10p a minute plus network extras, lines are open 8.30am – 5pm Mon-Fri] or [from overseas] +44 20 8639 5000
Fax: +44 20 8658 3430
e-mail: ssd@capitaregistrars.com

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd

Directors

CA Carolus (*Chair*) ° R P Menell *(Deputy Chair)* °
N J Holland *• *(Chief Executive Officer)* P A Schmidt • *(Chief Financial Officer)* K Ansah # A R Hill ≠° G M Wilson ° D N Murray °
D M J Ncube ° S P Reid ˆ

* British # Ghanaian ≠ Canadian ˆ Australian
° Independent Director • Non-independent Director

Website

www.goldfields.com

Forward looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

- overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
- changes in assumptions underlying Gold Fields' mineral reserve estimates;
- the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
- the ability to achieve anticipated cost savings at existing operations;
- the success of the Group's business strategy, development activities and other initiatives;
- the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
- decreases in the market price of gold or copper;
- the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field's operations;
- the occurrence of work stoppages related to health and safety incidents;
- loss of senior management or inability to hire or retain employees;
- fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
- the occurrence of labour disruptions and industrial actions;
- power cost increases as well as power stoppages, fluctuations and usage constraints;
- supply chain shortages and increases in the prices of production imports;
- the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
- the adequacy of the Group's insurance coverage;
- the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
- changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- fraud, bribery or corruption at Gold Field's operations that leads to censure, penalties or negative reputational impacts; and
- political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 19 April 2016

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer